UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

First-half results for 2011

BBVA earns €2.339 billion in the first half of 2011

- Resilient earnings: the net attributable profit of the BBVA Group in the second quarter of 2011 came to €1.189 billion, which was the highest figure in the last four quarters (-7.6% vs 2Q 2010). As a result total profit for the year to June is €2.339 billion, which is 12.5% higher than the second half of 2010 and 7.5% less than the first half last year, clearly indicating a change of trend

- Leader in capital adequacy: BBVA is the top big European bank in terms of capital adequacy according to the stress tests conducted by the European Banking
Authority. Furthermore organic generation of capital boosted BBVA’s core capital ratio in June to 9.0%. The strong capital position is enhanced by comfortable liquidity and funding requirements for 2011 are already covered

- Improvement in risk indicators: non-performing assets (NPAs) have been steady for six consecutive quarters. In June the NPA ratio decreased to 4.0% compared to 4.1% in March and 4.2% a year earlier. The risk premium improved 11 basis points in the second quarter to 1.09% inJune. The coverage ratio remains at 61%.

The superior strength of BBVA was underlined on July 15 with the publication of the stress tests. BBVA’s business model generates solid and recurrent earnings in complex conditions and this is demonstrated by the gains obtained in the first half of 2011. Total profit for the year to June comes to €2.339 billion, which is 12.5% higher than the second half of 2010. In June the Group’s nonperforming asset ratio improved to 4.0%.

The EBA tests show that in the most adverse scenario for 2012, BBVA would increase its core Tier 1 capital ratio to 9.2%. This level was unmatched by any of BBVA’s big European rivals. Moreover during the second quarter of 2011 organic generation of capital raised the core capital ratio from 8.9% in March to 9.0% at the end of June.

The tests also confirmed BBVA’s ability to generate profit and pay dividends in conditions of extreme difficulty. Its capital strength and the recurrence of its earnings are backed by prudent management; by a portfolio that is balanced across geographies, business lines, segments and products; and by a business model focused on customers. These are the cornerstones of the Group’s quarterly earnings.

All the business areas contributed to first-half earnings. Gross income was
€10.4 billion, which was an increase of 3.9% compared to the second half last year and 4.2% lower than the first half last year. Some 53% of the business areas’ income was obtained in emerging markets. The growth in these markets largely offsets the decline in contributions from developed markets, where the
Bank is strengthening its franchises.

“The European stress tests demonstrated the undeniable strength and resilience of our business model,” Ángel Cano, BBVA’s Chief Operating Officer, said.
“BBVA’s commitment to diversification and prudent risk management will continue to drive Group earnings.”

Net interest income continues to show considerable resilience. In the first half of 2011 it totalled €6.389 billion, which was very similar to the second half of
2010 (€6.383 billion) but 7.9% lower than the first half last year. Operating costs came to €4.838 billion owing to investments in technology and in the franchises that operate in emerging markets. In the second quarter costs rose
8.1% compared to the first quarter in emerging markets, whereas they fell 2.1%
in developed markets. As a result operating income came to €5.587 billion, an increase over the previous half year.

Sixth quarter with improvement in risk indicators

The non-performing asset ratio improved from 4.1% in March to 4.0% in June and has been contained for the last six quarters (4.3% in December 2009). In the first six months of 2011 loan-loss provisions came to €1.978 billion and this was 15.8% less than the same period last year. Moreover the Group's risk premium improved 11 basis points in the second quarter to 1.09% in June. The coverage ratio remains at 61%. The NPA ratio in Spain improved to 4.7% (4.8% in March)
and in the United States it stands at 4.2% (down 29 basis points since March).

Prudent management of risk also resulted in substantial liquidity. Medium and long-term debt issues and a good performance by the euro balance sheet mean that the Group's liquidity needs in 2011 are already covered.

Growth in emerging economies and consolidation in developed ones

Regarding business activity, gross lending to Group customers at the end of June rose 1.9% to €355.5 billion from a year earlier, driven by growth in emerging markets. Furthermore total customer funds increased 3.8% to €528.1 billion.

“The growth of customer funds in developed markets reflects our solvency and strength,” Cano said. “In Spain we are responsible for more than half the banking system’s increase in deposits.”

In Spain BBVA gained market share in lending as well as in customer funds. In fact, BBVA accounted for 55% of the growth in the system’s deposits based on the latest figures (May) and the customer spread has also improved. In June funds under management stood at €160.2 billion, which is 4.2% more than a year earlier and higher than the first quarter. Net interest income decreased 0.7% compared to the previous quarter but the decline slowed (it retreated 3% in the first quarter). The Spanish banking sector’s overall NPA ratio has increased whereas that of BBVA has decreased to 4.7% in June (4.8% in March). In the first half net attributable profit in Spain came to €896 million. This was higher than the previous half year but 34.4%
less than a year earlier, clearly indicating a change in the prevailing trend.

The notable event in the Eurasia business area was the first full quarter of
BBVA’s equity in Garanti, a Turkish bank, whose incorporation in the Group was completed in March. In the first half Eurasia generated net attributable profit of €449 million (up 65% year-on-year). Thus in the first six months of 2011 contributions from Eurasia accounted for 15% of profit from business areas.

In Mexico thriving business has boosted year-on-year growth to more than 10% in lending (excluding the old mortgage portfolio) and customer funds. In constant euros, net interest income was up 5.6% to €1.93 billion and net attributable profit rose 10.1% to €885 million. The non-performing asset ratio in June stood at 3.4% with the coverage ratio at 134%.

In South America business continued to grow strongly. Lending was up 27.1%
year-on-year and customer funds rose 17.7%. The region also recorded market share gains in the main items. Net attributable profit in the area rose 19% in constant euros to €529 million in the year to June. The non-performing asset ratio improved to 2.4% (2.5% in March) and the coverage ratio widened to 138%
(134% in March).

In the United States management’s priority is to improve the lending mix. This policy has led to a decline in loan-loss provisions, which fell 35% to €211 million. The NPA ratio ended June at 4.2% with a coverage ratio of 67%. Net attributable profit for the first half in this area rose 14.1% to €151 million based on a constant exchange rate.

Lastly, in the first half Wholesale Banking & Asset Management demonstrated the high recurrence of its revenues, which are mainly supported by its customer franchise. Despite a very complex half year in the markets, gross income was similar to a year earlier in constant euros, at €1.46 billion (down 0.7%). Net attributable profit came to €661 million (down 6.2% year-on-year). The earnings of the Group’s wholesale activities are included in the corresponding geographic regions.

Contact details:
comunicacion.corporativa@grupobbva.com
+34 913746988
For more financial information about BBVA visit:
http://inversores.bbva.com/TLBB/tlbb/jsp/rie/home/index.jsp
For additional information on BBVA visit:
http://prensa.bbva.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 07/28/2011	By:	Eduardo Avila Zaragoza
	Name:	Eduardo Avila Zaragoza
	Title:	Authorized representative